Exhibit 99.1

Meihua International Medical Technologies Co., Ltd. Reports 2023 Financial Year Results

YANGZHOU, China, April 24, 2024 /PRNewswire/ -- Meihua International Medical Technologies Co., Ltd. (“MHUA” or the “Company”) (Nasdaq: MHUA), a reputable manufacturer and provider of Class I, II, and III disposable medical devices with operating subsidiaries in China, today reported its financial results for the fiscal year ended December 31, 2023. All amounts below are in U.S. dollars.

Fiscal Year 2023 Financial Metrics:

●	Revenues remained stable and decreased slightly by 6% to approximately $97.1 million for the year ended December 31, 2023, from approximately $103.3 million for the year ended December 31, 2022. Excluding the impact of the RMB exchange rate, revenues decreased by 1.5% compared to 2022.

●	Gross profit was approximately $33.2 million for the year ended December 31, 2023, compared with approximately $38.1 million for the year ended December 31, 2022.

●	Gross margin decreased slightly to 34% for the year ended December 31, 2023, from 37% for the year ended December 31, 2022.

●	Income from operations was approximately $14.7 million for the year ended December 31, 2023, compared to approximately $10.8 million for the year ended December 31, 2022.

●	Net income attributable to shareholders was approximately $11.6 million for the year ended December 31, 2023, compared to approximately $6.2 million for the year ended December 31, 2022.

	For the Years Ended December 31
(in $ millions, except earnings per share; differences due to rounding)
	2023	2022	● %Change

Revenues	$97.1	$103.3	(6%) (Mainly impacted by the RMB exchange rate)
Gross profit	33.2	38.1	(13%)
Gross margin	34%	37%	(3 percentage points)
Income from operations	14.7	10.8	36%
Net income attributable to shareholders	11.6	6.2	86%
Net income per share – Basic and Diluted	0.49	0.27	81%

Mr. Yongjun Liu, Chairman of the Company, commented, “We closed out 2023 with substantially higher cash flow and a significant expansion in our profitability, with our revenue remaining relatively stable despite a softer than expected economic rebound in China. Our success in driving the expansion in our bottom line was primarily a result of our strategic initiatives to streamline and refine our operations and re-focus our efforts to increasing our sales of high-end products. In 2024, we acquired equity interests in two high-quality companies such as Jiangsu Zhongxiangxin International and Jiangsu Guomai Medical Equipment Co. (conditional pre-investment) to further integrate upstream and downstream resources across the medical industry including adding a new medical logistics platform, supplier management system and expanded sales channels. We also purchased land use rights in Hainan’s Free Trade Port Boao Hope City in Qionghai City and started constructing an integrated medical industrial park. By leveraging Qionghai City’s four national-level preferential policies, we aim to introduce new overseas technologies and products such as a minimally invasive surgical robot system and a home hyperbaric oxygen chamber, among others. The medical industrial park is expected to be completed by early 2025, which we believe will allow us adequate time to transition from the field of general consumables to that of high-quality consumables and to a broader consumer market. We are confident this will substantially strengthen our financial performance going forward.

“Our revenue came in at $97.1 million for 2023, compared to $103.3 million reported in 2022. Our determination to enhance operating efficiency allowed us to successfully decrease operating expenses by 32.1% year over year in 2023. As a result, our net income in 2023 grew significantly by 87.6% year over year, reaching $11.6 million, and our operating cash flow turned positive to $2.3 million from an outflow of $9.2 million in 2022.

“In 2023, we engaged in close partnerships with 339 distributors across Europe, North America, Asia, South America, Africa and Oceania allowing us to better enable our products to reach a global network. Domestically, our extensive network of 3,424 distributors has been critical in helping us establish our leading brand presence. We have also established strategic collaborations with more than 540 hospitals, and our direct sales channels have deepened our market presence and industry position.

Mr. Liu continued, “Moving forward, we will capitalize on our extensive and diverse portfolio of premium products, benefits of national-level preferential policies in Hainan, as well as advantages that our sales channels provide to develop smart medical products, a one-stop logistics service platform, expand our share of overseas markets including the U.S., and further advance our overall strategic transformation. We will also enhance the application of AI into our products and invest in improving production efficiency to further drive our core competitive advantages. By improving operational efficiency, we will solidify our market position and drive long-term value for our customers and shareholders.”

Fiscal Year 2023 Financial Results:

Revenues

Revenues decreased by approximately $6.2 million, or approximately 6%, to $97.1 million for the year ended December 31, 2023 from approximately $103.3 million for the year ended December 31, 2022. The decrease was mainly due to the depreciation of the RMB exchange rate. Excluding this impact, revenues decreased by 1.5% compared to 2022.

Cost of revenues

Cost of revenues primarily include cost of materials, direct labor costs, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Cost of revenues decreased by approximately $1.3 million, or approximately 2%, to approximately $63.9 million for the year ended December 31, 2023 from approximately $65.2 million for the year ended December 31, 2022. The decrease was generally in line with a decrease in revenue except for certain fixed costs such as lease expense and salary of administrative employees in production department.

Gross profit and margin

Gross profit decreased by approximately $4.9 million, or approximately 13%, to approximately $33.2 million for the year ended December 31, 2023 from $38.1 million for the year ended December 31, 2022. Gross profit margin decreased from 37% for the year ended December 31, 2022 to 34% for the year ended December 31, 2023 as a result of certain fixed costs not decreasing proportionately with revenue.

Operating costs and expenses

Our operating costs and expenses consist of selling expenses, general and administrative expenses and research and development expenses.

- Selling

Selling expenses increased by approximately $0.2 million, or approximately 3%, to approximately $7.3 million for the year ended December 31, 2023 from approximately $7.1 million for the year ended December 31, 2022. The increase was mainly attributable to the combined effects of the following:

(a) Conference expenses decreased by approximately $0.1 million, or approximately 7%, to approximately $1.0 million for the year ended December 31, 2023 from approximately $1.1 million for the year ended December 31, 2022. Conference expenses are mainly related to the Company’s market expansion, business development, business negotiation, medical expo, and exhibition affairs. These expenditures helped the Company promote its products, develop markets and channels, strengthen customer communication, and establish long-term and stable cooperative relations;

(b) Transportation expenses decreased by approximately $0.3 million, or approximately 10%, to approximately $2.3 million for the year ended December 31, 2023 from approximately $2.6 million for the year ended December 31, 2022. The reduction in business travel was due to a decline in demand for customer orders;

(c) Salaries and benefits expenses decreased by approximately $0.1 million or approximately 7%, to approximately $1.4 million for the year ended December 31, 2023 from approximately $1.5 million for the year ended December 31, 2022. The decrease was due to a decrease in the salary and benefits of the sales team, which was in line with revenue decrease; and

(d) Consulting fees amounted to approximately $0.8 million and $nil for the years ended December 31, 2023 and 2022, respectively. The Company signed a contract with a third-party consultant on October 12, 2023 in order to conduct market research and analysis on the expansion of sales channels for the Company’s main basic medical consumables and robotic surgical systems in the Americas and related overseas countries.

- General and administrative expenses

General and administrative expenses decreased by approximately $5.9 million, or approximately 48%, to approximately $6.5 million for the year ended December 31, 2023, from approximately $12.5 million for the year ended December 31, 2022. The decrease was primarily due to (a) service expenses decreasing by approximately $5.9 million from approximately $7.2 million for the year ended December 31, 2022 to approximately $1.3 million for the year ended December 31, 2023 due to the reduction in investment consulting fees in fiscal 2023, (b) surtax expenses decreasing by $0.06 million or 9% from approximately $0.64 million for the year ended December 31, 2022 to approximately $0.59 million for the year ended December 31, 2023, (c) conference fee decreasing by approximately $0.04 million, or 4%, from approximately $0.85 million for the year ended December 31, 2022 to approximately $0.81 million for the year ended December 31, 2023, , offset by (d) salaries and benefits increasing by approximately $0.08 million from approximately $1.36 million for the year ended December 31, 2022 to approximately $1.44 million for the year ended December 31, 2023.

- Research and development expenses

Research and development expenses decreased by approximately $0.2 million, or approximately 7%, to approximately $2.8 million for the year ended December 31, 2023, from approximately $3.0 million for the year ended December 31, 2022. The decrease was mainly due to decrease in sample manufacturing expenses. However, research and development expenses remained essentially at the prior year level.

Income from operations

As a result of the factors described above, our income from operations increased by approximately $3.9 million, or approximately 36%, to approximately $14.7 million for the year ended December 31, 2023 from approximately $10.8 million for the year ended December 31, 2022.

Net income

Our net income increased by approximately $5.4 million, or approximately 88%, to approximately $11.6 million for the fiscal year ended December 31, 2023 from approximately $6.2 million for the fiscal year ended December 31, 2022.

Recent developments

On January 8, 2024, Jiangsu Huadong Medical Device Industrial Co., Ltd., a wholly-owned subsidiary of the Company, conducted a conditional pre-investment of Jiangsu Guomai Medical Technology Co., Ltd. An advance payment of $9.03 million has been paid for this transaction, and the equity ratio of the pre-investment is 40%. The transaction is expected to be completed on December 17, 2024 upon the appraisal conditions of both parties have been satisfied. This investment will significantly improve the Company’s overall logistics and distribution capabilities and the overall influence of the upstream and downstream of medical consumables, thereby increasing the Company’s gross margin.

On February 26, 2024, the Company announced a reorganization of its subsidiaries pursuant to which ownership of Hainan Guoxie Technology Group Co., Ltd., a subsidiary then 55% owned by the Company’s subsidiary Kang Fu International Medical Co., Limited, was transferred from Kang Fu to Jiangsu Huadong Medical Device Industrial Co., Ltd., with Jiangsu Huadong retaining a 45% equity interest in Hainan Guoxie and the remaining 10% equity interest being sold to a third party, Yangzhou Boxin Medical Equipment Co., Ltd., in exchange for RMB1.4 million in consideration. At present, Hainan Guoxie’s Hainan project has completed land development and is undergoing the main construction of new office buildings and factories, and is expected to be basically put into operation by early 2025. This project will enjoy the preferential national policies after Hainan Island’s customs closure, and will introduce and produce new products such as surgical robot-related components and intelligent hyperbaric oxygen chambers. Once launched, it will bring new business growth drivers to the Company.

On January 2, 2024, the Company announced the closing of its previously disclosed registered direct offering with certain accredited institutional investors to purchase an initial $6 million tranche in the offering of up to $50.5 million of its 7% Original Issue Discount Senior Convertible Promissory Notes, and five-year ordinary share purchase warrants to purchase 1,205,255 ordinary shares of the Company, exercisable at $2.99 per ordinary share, in a concurrent private placement, for gross proceeds of approximately $5,580,000.

About Meihua International Medical Technologies Co., Ltd.

Meihua International Medical Technologies is a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China. The Company manufactures and sells Class I disposable medical devices, such as HDPE bottles for tablets and LDPE bottles for eye drops, throat strips, and anal bags, and Class II and III disposable medical devices, such as disposable identification bracelets, gynecological examination kits, inspection kits, surgical kits, medical brushes, medical dressing, medical catheters, uterine tissue suction tables, virus sampling tubes, disposable infusion pumps, electronic pumps and anesthesia puncture kits, among other products which are sold under Meihua’s own brands and are also sourced and distributed from other manufacturers. The Company has received an international “CE” certification and ISO 13485 system certification and has also registered with the FDA (registration number: 3006554788) for over 20 Class I products. The Company has served hospitals, pharmacies, medical institutions and medical equipment companies for more than 30 years, providing over 1,000 types of products for domestic sales, as well as over 120 products which are exported to more than 30 countries internationally across Europe, North America, South America, Asia, Africa and Oceania.

For more information, please visit www.meihuamed.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, and its ability to fully execute on the planned agreement, the Company’s future business development and plans of future business development, including its ability to successfully develop robotic assisted surgery systems and obtain licensure and certification for such systems, financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

IR Department

Email: secretary@meihuamed.com

Tel: +86-0514-89800199

Christensen

Yang Song

Email: yang.song@christensencomms.com

Tel: +86-010-59001548